February 6, 2013
VIA EDGAR

Mr. Martin James
Sr. Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Invacare Corporation
Form 10-K for the fiscal year ended December 31, 2011 and filed February 27, 2012
Form 10-Q for the fiscal quarter ended September 30, 2012 and filed November 6, 2012
File No. 001-15103

Dear Mr. James:

Invacare Corporation (“Invacare” or the “company”) is transmitting this letter via the EDGAR system in response to your comments on the above-captioned reports of Invacare which were issued in your letter dated January 23, 2013. Invacare has prepared a detailed response below to each comment contained in your letter. For your convenience, we have repeated your comments in italics followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Long-Term Debt, page FS-17

Comment No. 1:
We note your response to prior comments 3 and 4. We are not in a position to agree with your conclusion to account for your debt extinguishment transactions as an inducement under FASB ASC 470-20-40-26. Please provide us with a summarized, quantified analysis for the fiscal years ended December 31, 2011 and 2010 which shows the total impact on your financial statements if you had accounted for the debt extinguishment transactions under FASB ASC 470-20-40-20. Also include in this analysis of the financial statement impact under ASC 470-20-40-20 a comparison with the financial statement impact of how these transactions were originally recorded under FASB ASC 470-20-40-26.

Response:
The company respectfully submits that its conclusion to account for the transactions as an inducement under ASC 470-20-40-26 was appropriate and believes the information provided below will provide more details regarding the repurchases and the company's considerations in determining the appropriate accounting treatment. The company also provided the analysis that you have requested.

The company's conclusion to apply the Inducement Method (ASC 470-20-40-26) beginning in the first quarter of 2010 was based on the company's judgment considering a number of factors, including the following:

1.	ASC 470-20-40 pertaining to convertible debt with cash conversion features;

2.
Interpretative guidance from Ernst & Young (E&Y) as documented in their accounting manual in 2009 (currently included in E&Y's Financial Reporting Developments (FRD) "Issuers accounting for debt and equity financings") based on discussion with the FASB that the guidance in ASC 470-20-40-26 was not intended to create a difference from the guidance in ASC 470-20-40-13 and 14 (the codification of the historical induced conversion model under former FASB Statement 84);

3.	The company's calculation of a premium paid with each repurchase relative to the fair value;

4.	Consideration of the economics of the repurchases which, because of an illiquid market, required the company to pay a premium to induce holders to sell the debt to the company; and

5.	The nature of the institutional holders of the company's convertible debt.

Background
In 2007, the company completed a refinancing in which the company entered into a $400 million senior credit facility, sold $175 million in 9.75% senior notes and issued $135 million of 4.125% convertible notes. The company refinancing was necessitated by the violation of debt covenant restrictions under its prior debt agreements. When the company considered refinancing alternatives both with and without the issuance of convertible debt, it ultimately determined to include convertible debt as a portion of the refinancing in order to partially mitigate the otherwise higher interest rates it would be required to pay for nonconvertible debt, in light of the company's financial position at the time. After the refinancing, the company's earnings and cash flows improved significantly. As a result of these and other factors, the company's share price continued to rise, particularly in 2009.

Repurchase Considerations
As the company considered availability of cash generated from operations and expected share price appreciation, beginning in January 2010, the company sought to repurchase and extinguish a portion of its convertible debt for the purpose of: (a) mitigating the future dilutive impact of the convertible debt on the company's financial results, as increases in the company's stock price over time would result in related increases in the weighted-average number of shares underlying the convertible debt used for calculating the company's diluted earnings per share; and (b) reducing the company's interest expense.

Market Conditions
The company's convertible debt was not actively traded and was held primarily by institutional investors. The company's bankers provided advice as to an appropriate repurchase price of the convertible debt, based on the estimated market value of the convertible debt plus a reasonable premium to induce the holders to sell the debt. The company would, for various repurchases, pay more than originally offered in order to induce the holders to sell the debt, as further consideration.

In addition, the company had verbal discussions with its primary banker who indicated that interest rates for convertible debt would have been higher for the company in 2010 and 2011 than the 4.125% interest rate from the 2007 issuance. The non-convertible debt market did recover during 2010 and 2011; however, the convertible market did not see the same recovery. With separate investors focusing on factors such as stock market volatility, the convertible market required a higher interest rate to reward the investors for the perceived risk. As such, this was an indicator to the company that its convertible debt would have been trading at a discount and that by paying a premium, the company induced debt holders to sell the debt securities.

While the company utilized its bankers for its primary assessment of reasonable repurchase pricing, the company also computed its own price range for a given repurchase based on what it believed to be reasonable. The company believed that the market price for its underlying shares would quickly approach the trigger price of $32.23, which would enable the bond holders to convert. If a debt holder offered to sell to the company at a price that was outside of the parameters of what the company, in consultation with its bankers, felt was a reasonable premium, the company negotiated, through its bankers, with the holders to attempt to arrive at an ultimate purchase price.

At the initiation of the repurchases, the convertible debt was not yet convertible by its terms at the option of the holders. The company believed that this was not significant in its accounting determination as the company's performance and stock price continued to rise, and the company believed this would make the conversion value of the debt the primary driver of fair value, especially given the consideration of the interest rate component of the valuation as discussed above. In fact, during the third quarter of 2011, the convertible debt did become convertible by the terms at the option of the debt holders as a result of the company's second quarter 2011 stock prices, which exceeded 30% of the initial 2007 conversion price, to the extent triggering convertibility as specified in the indenture, as was expected by the company.

Each one of the relevant repurchases accounted for in 2010 and 2011 were negotiated between the bank and the interested sellers and settled at a price representing a premium over the value of the convertible debt on the date of repurchase. The percentage by which the cash consideration paid exceeded the presumed fair value of the convertible debt using the closing stock price on the dates of the repurchase averaged 15.7% for the repurchases made in 2010 and 9.5% for the repurchases made in 2011. Furthermore, during the third quarter of 2011, the only time in which the convertible debt was convertible by the holders, the company paid an average premium of 13.9% as the consideration paid equated to a value in shares that was greater than what would have been received by the holders if they chose to convert as was their right at the time. The company believes that the premium they were paying over the conversion value was greater than the perceived market value of the convertible debt for all the repurchases in 2010 and 2011.

Accounting Considerations
As it began repurchasing the convertible notes, the company analyzed the substance of the transactions, its process for repurchasing the convertible debt (including its intent to induce the settlement of the debt), and reviewed the relevant accounting literature and consulted with its independent accounting firm, Ernst & Young, in order to determine which of the two potential methods, the extinguishment method (ASC 470-20-40-20) or the inducement method (ASC 470-20-40-26), was the appropriate method to account for the repurchase transactions.

The company considered the interpretive guidance from Ernst & Young that was in their accounting manual at the time, and now (almost verbatim) included in their Financial Reporting Developments (FRD) "Issuer's accounting for debt and equity financings" as follows (items marked “[Emphasis added.]” are as published by E&Y):

"C.5 Frequently Asked Questions

Should an induced conversion pursuant to the cash conversion guidance involve the actual exercise of the conversion option?

ASC 470-20-40-13 through 40-17 (referred to herein as "the historical induced conversion guidance") states that induced conversions are conversions that both (1) occur pursuant to changed conversion privileges that are exercisable only for a limited period of time and (2) include the issuance of all of the equity securities issuable pursuant to conversion privileges included in the terms of the debt at issuance for each debt instrument that is converted. ASC 470-20-40-14 in part further explains that:

A conversion includes an exchange of a convertible debt instrument for equity securities or a combination of equity securities and other consideration, whether or not the exchange involves legal exercise of the contractual conversion privileges included in terms of the debt. [Emphasis added.]

The cash conversion guidance also states specific induced conversion considerations for instruments in its scope in ASC 470-20-40-26, an excerpt of which follows:
An entity may amend the terms of an instrument within the scope of the Cash Conversion Subsections to induce early conversion, for example, by offering a more favorable conversion ratio or paying other additional consideration in the event of conversion before a specified date. In those circumstances, … [accounting model discussion omitted]. The guidance in this paragraph does not apply to derecognition transactions in which the holder does not exercise the embedded conversion option. [Emphasis added.]

The difference in the language in the historical induced conversion guidance and the cash conversion guidance regarding the type of transactions that are subject to induced conversion accounting has raised questions in practice. The questions can arise when evaluating settlement transactions for cash convertible instruments that can have the same economics as an inducement (issuance of incremental value to induce settlement) but are executed in a process that is different than what is described for conversions as defined in the underlying indenture.

While the cash conversion guidance states that the conversion option must be exercised by the holder for a settlement transaction to be considered an induced conversion, the historical induced conversion guidance indicates that the legal exercise of the conversion privileges is not necessary. The underlying issue is whether the cash conversion guidance should be applied literally, potentially resulting in a different definition of an induced conversion than the historical induced conversion guidance.

Despite the explicit requirement for cash convertible debt that the embedded conversion option must be exercised in order to be an induced conversion, we understand that the FASB staff did not intend to create a difference with the historical induced conversion guidance. Based on this understanding, we generally believe for cash convertible instruments, the preferred approach is to evaluate whether a holder has exercise[d] the embedded conversion option with a broader perspective than the literal execution of the conversion forms and processes pursuant to the indenture for a conversion and more in line with the concepts in the historical induced conversion guidance.

Notwithstanding the preferred approach, a literal reading of the cash conversion guidance (which does not directly reference the historical induced conversion guidance) may lead an issuer to conclude that without a formal exercise of the embedded conversion option, the cash conversion guidance on induced conversions would not apply. We generally believe an issuer that takes this literal approach should support its conclusion that settlement or exchange does not include the holder's exercise of the embedded conversion option and should apply this view consistently as an accounting policy."
The company considered the facts described above, the substance of these repurchases, and the appropriate accounting literature, as well as Ernst & Young's accounting manual, and concluded that, in its judgment, it was more appropriate to account for the premium to induce convertible debt holders as an expense under the inducement method. The company concluded that it had paid additional consideration to the debt holders for the purpose of inducing prompt settlement of the debt securities and concluded that the inducement method was the preferable method to account for the debt repurchases. The company also consulted with Ernst & Young who agreed with this treatment.

Difference in Inducement Method vs. Extinguishment Method
In accounting for the repurchases under the inducement method in ASC 470-20-40-26, the company recognized a loss equal to the fair value of the total instruments and other consideration transferred in the transactions, in excess of the fair value of consideration issuable in accordance with the original conversion terms upon extinguishment of debt. As a result, the company recognized a loss in its income statement related to the convertible debt repurchases of $20.3 million and $24.2 million for the years ended December 31, 2010 and 2011, respectively, inclusive of the write off of the deferred financing fees.

By contrast, had the company accounted for the debt repurchase under the extinguishment method in ASC 470-20-40-20, the recognized losses would have been significantly lower: $11.1 million and $16.7 million for years ended December 31, 2010 and 2011, respectively. That loss would represent solely the loss on the liability component of the debt, and would be the same under both the Inducement Method and the Extinguishment Method. To calculate the consideration attributable to the liability component of the repurchases, the company calculated the fair value of the liability component of the debt based on the current market interest rate of similarly rated bonds (as well as the company's 9.75% Senior Notes issued as part of the refinancing, for the period that they continued to be outstanding) plus the present value of the interest on the amount of repurchased debt that otherwise would have been payable over its remaining life.

Following are summary journal entries reflecting the company's recognition of the repurchase of the convertible debt in fiscal years 2010 and 2011 (1) using the guidance of ASC 470-20-40-26 and (2) as would be posted using the guidance of ASC 470-20-40-20.

(1)    Summary journal entries to record loss on repurchase under ASC 470-20-40-26 (Inducement Method) in thousands:

	Fiscal Year 2010		Fiscal Year 2011
	Debit	Credit	Debit	Credit
Convertible Debt	$57,799		$63,351
PIC - conversion option	12,746		20,931
Loss on extinguishment	18,634		22,527
Debt Discount		$19,938		$19,520
Cash		69,241		87,289

Commission Expense	128		122
Cash		128		122

Write off of Deferred Financing Fees	1,503		1,551
Deferred Financing Fees		1,503		1,551
	$90,810	$90,810	$108,482	$108,482

(2)    Summary journal entries to record loss on repurchase under ASC 470-20-40-20 (Extinguishment Method) in thousands:

	Fiscal Year 2010		Fiscal Year 2011
	Debit	Credit	Debit	Credit
Convertible Debt	$57,799		$63,351
PIC - conversion option	21,940		28,398
Loss on extinguishment	9,440		15,060
Debt Discount		$19,938		$19,520
Cash		69,241		87,289

Commission Expense	128		122
Cash		128		122

Write off of Deferred Financing Fees	1,503		1,551
Deferred Financing Fees		1,503		1,551
	$90,810	$90,810	$108,482	$108,482

If the company had applied the treatment under ASC 470-20-40-20 (Extinguishment) versus the Inducement Method (ASC 470-20-40-26), it would have recognized $9.2 million and $7.5 million less in expense on its income statement for fiscal year 2010 and 2011, respectively, for the loss on extinguishment of the convertible debt.

	Fiscal Year Ended December 31, 2010		Fiscal Year Ended December 31, 2011
$ thousands	Per 470-20-40-26 (Inducement)	Per 470-20-40-20 (Extinguish-ment)	Per 470-20-40-26 (Inducement)	Per 470-20-40-20 (Extinguish-ment)
Loss on Repurchase	$18,634	$9,440	$22,527	$15,060
Commissions	$128	$128	$122	$122
Bank Fees Write Off	$1,503	$1,503	$1,551	$1,551
Total Loss	$20,265	$11,071	$24,200	$16,733

Loss from inducement method in excess of loss under extinguishment method		$9,194		$7,467

Conclusion
It continues to be the company's judgment that the inducement method remains the appropriate accounting treatment for the repurchase of the debt. Significant considerations impacting the company's judgment include the following:

1.
The company's judgment regarding the process to induce the holders was consistent; even during the time in which the convertible debt was convertible by the holders, the company paid a premium as the consideration paid equated to a value in shares that was greater than what would have received by the holders if they chose to convert.

2.
The company's judgment that it was paying a premium to the holders to induce prompt conversion of the debt securities based on the extent to which the cash consideration exceeded the value of the convertible debt. This was based on the information shared by its bankers in terms of repurchase pricing, considering holders were primarily institutional holders and considering an illiquid market for the bonds.

3.
For the period of time in 2011 when the debt was convertible by the holders in accordance with the terms of the agreement, the company paid a higher value to the holders than the value if converted, which demonstrates the company paid a premium to the holders.

4.
The company believes accounting for the transactions under the inducement method provides a more transparent financial reporting result as the financial impact recognized under the inducement method more closely resembles the substance of the repurchase in that the losses recognized in the statement of operations aligns with the payment of financing costs related to the convertible debt repurchases as disclosed in the statement of cash flows.

5.
The company's review of the accounting literature (ASC 470-20-40) pertaining to convertible debt with cash conversion features as well as interpretive guidance in Ernst & Young's accounting manual on induced conversions as being supportive of this accounting.

6.	Consultation with our external auditors on the preferable accounting treatment for the company's convertible debt repurchase.

7.
The company, with the guidance of its external auditors, did not believe the intent of the guidance was to have two different accounting treatments that would depend on whether the debt was actually literally converted by the holder or not.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Financial Statements

Contingencies, page FS-22

Comment No. 2:	Further to your response to prior comment 6, please also address the following:

•
Please describe for us in greater detail the impact the potential shutdown would have on existing manufacturing facilities, production lines and inventory. For example, discuss whether manufacturing facilities and production lines would be repaired, replaced or otherwise impacted. Describe whether existing inventory would be modified, scrapped or otherwise disposed of. Describe how you have assessed the fixed assets of the manufacturing facility and production lines and inventory for possible impairment.

Response:
As disclosed previously, the consent decree impacts the company's Taylor Street manufacturing facility and certain functions at its corporate facility in Elyria, Ohio. The Taylor Street facility primarily assembles mobility and seating products, and to a lesser extent, manufactures components for use in mobility and seating products for further manufacture at other company facilities. The Taylor Street manufacturing facility is reported within the North America/HME reporting segment.

The consent decree, which was filed as an exhibit to the company's Form 8-K filed on December 20, 2012, became effective December 21, 2012. The injunction limits the company's manufacture and distribution of custom power and manual wheelchairs, wheelchair components and wheelchair subassemblies at or from its Taylor Street manufacturing facility. The decree also temporarily limits design activities related to wheelchairs and power beds that take place at the impacted Elyria, Ohio facilities. However, the company is entitled to continue to produce from the Taylor Street manufacturing facility certain medically necessary products, as well as ongoing replacement, service and repair of products already in use, under terms delineated in the consent decree and is able to fulfill purchase orders and quotes that were in the company's order fulfillment system prior to the effective date of the decree. Hence, because the shutdown will only be temporary in nature, and partial production will be allowed, the company does not anticipate any major repair, replacement or scrapping of its fixed assets.

As part of the company's year ended December 31, 2012 financial statement closing process, the company is considering any potential impairments with the assets related to this facility. The book value of the assets at the facility at December 31, 2012 was approximately $22.5 million, substantially all of which was related to inventory ($14.7 million) and fixed assets ($7.7 million).

The majority of the production from this facility is "made to order" for customers. As such, as is typical with this plant, there was not a significant amount of finished goods inventory on hand at December 31, 2012. While net inventory value at December 31, 2012 was approximately $14.7 million, approximately $0.1 million of this value was related to finished goods and $6.9 million for work in process. As a condition of the consent decree, the company is able to complete the manufacture and shipment from the Taylor Street facility of any orders or quotes in the order fulfillment system at the time of the effectiveness of the consent decree with the FDA (December 21, 2012), provided the customer signs a certification acknowledging the consent decree and confirming it desires for its order to be fulfilled. The company is in process of obtaining this documentation on existing orders and quotes in the order fulfillment system. The company believes that it will be able to obtain substantially all of this documentation and thus, since the work in process and finished goods are related to the outstanding orders, there will not be an impairment of the work in process and finished goods.

The raw material component of inventory at December 31, 2012 was approximately $7.7 million. The majority of the raw material inventory consists of steel, plastic, upholstery and electrical components that are not time sensitive or subject to spoilage. The company performed an analysis of the large dollar components of the inventory and considered the length of time the company believes it will be until full operations are resumed. The company does not believe that the value of the inventory was excessive or impaired at December 31, 2012. As communicated in our previous response to Comment 6, there are three parts to the required certification audit. Once the company passes the first two certification audits, it can resume certain operations which would ultimately consume this inventory. The $7.7 million of raw material inventory represents approximately two months of inventory on hand, based on production volumes from the last quarter of 2012. While the company anticipates that volumes after signing the consent decree will be reduced for a period of time until it receives clearance following the third party expert certification and FDA written notification permitting resumption of operations, the company does not believe it will need to modify or dispose of the existing inventory as a result of the shutdown since it believes the inventory will continue to be in good, usable condition and will be quickly consumed once production resumes.

From a fixed asset perspective, the company considered property, plant and equipment at the Taylor Street manufacturing facility for potential impairment on an undiscounted cash flow basis in accordance with ASC 360. The value of net fixed assets at the Taylor Street manufacturing facility at year-end was approximately $7.7 million, with the land and building valued at $6.0 million. As of December 31, 2012, the building had a remaining life of approximately 19 years. The cash flow analysis was based on the company's expectation that the third party expert certification audit would occur in 2013 with the FDA inspection occurring thereafter and the company's estimated forecasted cash flows in subsequent years based on a return of the volume lost as a result of the impact of the consent decree on the Taylor Street manufacturing facility. From a sensitivity perspective, the company only used five years of cash flows (versus the 19 years related to the primary asset of the facility). Based on this analysis, the company noted that less than 3 years of cash flows are needed to justify that an impairment does not exist and thus, concluded that there is no impairment in the value of the fixed assets related to the Taylor Street manufacturing facility.

The company anticipates making appropriate disclosures related to the above in the company's Form 10-K for the year ended December 31, 2012, and will continue to consider possible asset impairments related to the Taylor Street manufacturing facility, if applicable.

Comment No. 2:	Further to your response to prior comment 6, please also address the following:

•
In reference to the three audit report steps identified in your letter, please describe, to the extent possible, the expected period of time required to complete the expected steps, whether in days, weeks, months or years. We note the statement that it is not currently possible to estimate the timing of the FDA written notifications, however please describe the timing of the third party experts review of the qualification and validation procedures.

Response:
The company has initiated the first two of its third party expert certification audits. The first addresses the equipment and process validation procedures in the Taylor Street manufacturing facility and the second addresses the company's design control procedures at the corporate facility. Barring any unexpected developments or the requirement to perform additional remediation activities as a result of the third party expert audits, the company expects the first two certification audits to be completed in the first quarter of 2013. It is the company's current plan to complete the third expert certification audit in the second quarter of 2013. Because the FDA has the authority to reinspect at any time, the company cannot determine whether the FDA will elect to inspect after either the first or second third party expert audits. According to the consent decree, the FDA has thirty (30) days after receipt of the third expert certification audit results to commence its own inspection. It is not possible for the company to estimate the timing or potential response of the FDA's inspection and subsequent written notifications.

Comment No. 2:	Further to your response to prior comment 6, please also address the following:

•	Please also address how you expect the matter to impact the company's liquidity.

Response:
As the company described in its prior public disclosures on the matter, the consent decree limits the company's manufacture and distribution of custom power and manual wheelchairs, wheelchair components and wheelchair sub-assemblies at or from the Taylor Street manufacturing facility. The consent decree also temporarily limits design activities related to wheelchairs and power beds that take place at the impacted corporate facility and Taylor Street wheelchair manufacturing facility. The decree provided for certain exceptions which permit the company to manufacture and distribute products under certain specified circumstances. Further, as described in the company's prior public filings, its diversion of financial, management and engineering resources in response to the consent decree has resulted in delays to certain cost reduction and globalization activities, as well as delays in new product development. During 2012, before the effectiveness of the consent decree, the company started to experience decreases in net sales in the segment impacted by the consent decree (North America/HME). Those decreases were primarily related to delays in new product introductions, uncertainty on the part of the company's customers as they coped with prepayment reviews and post-payment audits by the Centers for Medicare and Medicaid Services and contemplated their participation in the next round of National Competitive Bidding, and, the company believes, uncertainty regarding the resolution of the consent decree which limited the company's ability to renegotiate and bid on certain supply contracts and otherwise led to a decline in customer orders. While the consent decree has been effective for only a matter of weeks and thus, the effect on customer orders and net sales is not yet clear, the company expects to experience further declines in net sales as a result of the limitations imposed by the consent decree. The company expects to continue to experience decreased net sales in the segment until it has successfully completed the previously described third party expert certification audit and FDA inspection and has received written notification from the FDA that the company may resume full operations. Even after the company receives the FDA notification, it is uncertain as to whether, or how quickly, the company will be able to rebuild net sales to more typical historical levels, irrespective of market conditions.

The company's $400 million senior secured credit facility has been a principal source of financing for much of its liquidity needs. The credit facility contains, among other things, certain financial covenants that require the company to maintain a maximum leverage ratio (consolidated funded indebtedness to consolidated EBITDA, as defined under the credit facility) of no greater than 3.5 to 1, and a minimum interest coverage ratio (consolidated EBITDA to consolidated interest charges, as defined under the credit facility) of no less than 3.5 to 1. If the company were unsuccessful in meeting those, or other, financial or operating covenants in its credit facility, it would result in a default which could trigger acceleration of, or the right to accelerate, the related debt. Because of cross-default provisions in the agreements and instruments governing certain of the company's indebtedness, a default under the credit facility could result in a default under, and the acceleration of, certain other company indebtedness. In addition, the company's lenders would be entitled to proceed against the collateral securing the indebtedness.

Subject to the finalization and audit of the financial statements for the year ended December 31, 2012, the company estimates that it had consolidated EBITDA (as defined under the credit facility) of approximately $91.4 million during 2012 and total funded indebtedness of approximately $242.9 million at December 31, 2012, resulting in a leverage ratio of approximately 2.66 to 1 for purposes of the credit facility. Since December 31, 2012, the company has completed the sale of its Invacare Supply Group (ISG) business for net proceeds of approximately $146.6 million, which were used to repay amounts outstanding under the credit facility and other current payables. The company's estimated total indebtedness at January 31, 2013 was approximately $148 million. The January 31, 2013 debt level does not currently reflect the entire benefit of the proceeds from the ISG sale as the first quarter of the year is typically a period in which more cash is used than is generated from operations. At $148 million of indebtedness, consolidated EBITDA could decline to a level as low as $42 million on an annualized basis without violating the leverage covenant in the credit facility.

Based on the company's current expectations, the company believes that its cash balances, cash generated by operations and available borrowing capacity under its senior credit facility should be sufficient to meet working capital needs, capital requirements, and commitments for at least the next twelve months. However, the company's ability to meet liquidity needs will depend on many factors, including the operating performance of the business, the company's ability to successfully complete in a timely manner the third party expert certification audit and FDA inspection contemplated under the consent decree and receipt of the written notification from the FDA permitting the company to resume full operations, as well as the company's continued compliance with the covenants under its credit facility. Notwithstanding the company's expectations, if the company's operating results decline substantially more than it currently anticipates, or if the company is unable to successfully complete the consent decree-related third party expert certification audit and FDA inspection within the currently estimated time frame, the company may be unable to comply with the financial covenants, and its lenders could demand repayment of the amounts outstanding under the company's credit facility.

As a result, continued compliance with the leverage covenant under the company's credit facility is a high priority, which means the company remains focused on generating sufficient cash and managing its expenditures. The company also may examine alternatives such as raising additional capital through permitted asset sales. In addition, if necessary or advisable, the company may seek to renegotiate its credit facility in order to remain in compliance. The company can make no assurances that under such circumstances our financing arrangements could be renegotiated, or that alternative financing would be available on terms acceptable to the company, if at all.

Comment No. 2:	Further to your response to prior comment 6, please also address the following:

•
In MD&A in future filings, to the extent it is material, please revise your discussion of the matter to include a summary of the information in your response. Please refer to Item 303(A) of Regulation S-K.

Response:	The company will modify its MD&A disclosure, to the extent it is material, to include a summary of the information in its responses regarding this matter.

Other Materials
In connection with the submission of its response to the comments issued in the staff's letter of January 23, 2013, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Neary at (216) 622-8285, Kris Spreen at (216) 622-8826 or the undersigned at (440) 329-6111 if you have any questions or comments regarding Invacare's response.

Sincerely,

Date:	February 6, 2013	/s/ Robert K. Gudbranson
Robert K. Gudbranson
Senior Vice President & Chief Financial Officer

cc:    Kevin Kuhar
Kate Tillan
Division of Corporation Finance
Securities and Exchange Commission

Douglas A. Neary
Kristofer K. Spreen
Calfee, Halter & Griswold LLP

Walter R. Avdey
Mary Beth Beck
Ernst & Young LLP